UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Exhibits

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: August 20, 2025	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

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